UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 20 October 2011

France Telecom-Orange to acquire 100% of Congo Chine Télécom (CCT), a mobile operator in the Democratic Republic of the Congo

As a result of two agreements signed today respectively with ZTE, a Chinese telecoms equipment manufacturer, and with the government of the Democratic Republic of the Congo, France Telecom-Orange will acquire 100% of Congo Chine Télécom, a mobile operator in the Democratic Republic of the Congo. France Telecom-Orange will contribute its marketing, commercial and technical expertise, as well as the Orange brand to leverage CCT’s solid network assets.

This acquisition will result from two transactions:

1)

Under the terms of a share purchase agreement signed with ZTE, France Telecom-Orange will pay $10m (7 million euros) for ZTE’s 51% share of CCT’s equity.

2)

Under the terms of a share purchase agreement signed with the government of the Democratic Republic of the Congo following a call for tenders, France Telecom-Orange will pay $7m (5 million euros) for the government’s 49% share of CCT’s equity.

The combination of both transactions is consistent with an enterprise value of $196m (143 million euros) for CCT or 2.1 times expected 2011 revenues.

In addition, ZTE will provide network equipment and services to CCT as its preferred supplier, and with strategic financing support from China Development Bank (CDB).

Furthermore, CCT will pay $71m (52 million euros) to the government of the Democratic Republic of the Congo for improved licence terms (10-year extension, access to an additional 2 MHz in the 1,800 MHz range for 2G, and access to 10 MHz in the 2,100 MHz range for 3G) and associated fees.

CCT’s operations will be financed from internally generated funds, restructured external loans and a total of $185m (134 million euros) as capital increase provided by France Telecom-Orange in several installments.

The operation reflects France Telecom-Orange's international strategy, which aims to stimulate growth by entering high potential emerging markets. Today's announcement will enable the Group to strengthen its position in Africa. With over 70 million inhabitants, the Democratic Republic of the Congo is the fourth most populated African country but has a mobile penetration rate of only 17%, considerably less than many neighbouring countries. The development of CCT, which holds a national mobile licence and has significant market share in certain regions of the country, offers real potential for growth over the next few years.

Stephane Richard, France Telecom-Orange's Chairman and CEO, said: "The acquisition of CCT is an important step in our policy of expansion outside Europe, and contributes to our stated aim of doubling our revenues in Africa and the Middle East by 2015. Orange is already present in over 20 countries in the region and has built up considerable experience developing networks and new services that are specifically tailored to the needs of local markets. I am delighted that France Telecom-Orange will be in a position to provide our most innovative offers to the residential and business communities in the Democratic Republic of the Congo, a promising economy endowed with vast natural resources."

The final closing of the transactions is expected to take place very shortly.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 170,000 employees worldwide, including 102,000 employees in France, and sales of 22.6 billion euros in the first semester 2011. Present in 35 countries, the Group had a customer base of 217.3 million customers at 30 June 2011, including 143 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 30 June 2011, the Group had 158.3 million mobile customers and 14 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contacts:

Tom Wright, tom.wright@orange.com, +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com, +33 1 44 44 93 93

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 21, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations